Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

May 27, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 14, 2025, The Nasdaq Stock Market (the "Exchange") received from ChampionsGate Acquisition Corporation (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A Ordinary Share, par value $0.0001 per share, and one Right to acquire one-eighth of one Class A Ordinary Share

Class A Ordinary Shares, par value $0.0001 per share

Rights, each Right to acquire one-eighth of one Class A Ordinary Share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness under the Form 8-A 12(b), and we hereby join in such request.

Sincerely,

Eun Ah Choi